UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

☐    Merger

☒    Liquidation

☐    Abandonment of Registration

(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐    Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:

Massachusetts Mutual Variable Annuity Fund 2

3. Securities and Exchange Commission File No.:

Investment Company Act No.:  811-02196

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application     ☐ Amendment

5. Address of Principal Executive Office (include No. & Street, City, State Zip Code):

1295 State Street

Springfield, MA 01111

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Gary Murtagh, Head of MMUS Law

Massachusetts Mutual Insurance Company

1295 State Street

Springfield, MA 01111

(413) 744-6240

gmurtagh@massmutual.com

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Yin Wang, Head of Subsidiaries Reporting

Massachusetts Mutual Insurance Company

1295 State Street

Springfield, MA 01111

(413) 788-8411

8. Classification of fund (check only one):

☐ Management company; ☒ Unit investment trust; or ☐ Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

☐ Open-end     ☐ Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Not applicable. There is no investment adviser for the insurance company separate account which is registered as a unit investment trust under the Investment Company Act of 1940.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

MML Investors Services

1295 State Street

Springfield, MA 01111

13. If the fund is a unit investment trust (“UIT”) provide:

(a) Depositors’ name(s) and address(es):

Massachusetts Mutual Insurance Company

1295 State Street

Springfield, MA 01111

(b) Trustee’s name(s) and address(es):

Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes     ☒ No

If Yes, for each UIT state:

Name(s):

File No.:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes     ☒ No

If Yes, state the date on which the board vote took place:

If No, explain:

Massachusetts Mutual Variable Annuity Fund 2 is a unit investment trust insurance company separate account and as such, does not have a board of directors or a board of trustees. However, the Board of Directors of the depositor, Massachusetts Mutual Life Insurance Company (the “Company”), has delegated to the Chief Executive Officer of the Company the authority to take any and all actions on behalf of the separate accounts of the Company. Such delegation is in full force and effect. On July 19, 2022, Roger W. Crandall, President and Chief Executive Officer of Massachusetts Mutual Life Insurance Company, approved the deregistration of Massachusetts Mutual Variable Annuity Fund 2 as an investment company under the Investment Company Act of 1940.

Massachusetts Mutual Life Insurance Company is requesting to deregister Massachusetts Mutual Variable Annuity Fund 2 because sales of all variable annuity contracts funded by Massachusetts Mutual Variable Annuity Fund 2 have been discontinued since 1982 and there are currently no contracts outstanding. Massachusetts Mutual Variable Annuity Fund 2 has no assets.

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes     ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Massachusetts Mutual Variable Annuity Fund 2 is an insurance company separate account organized as a unit investment trust and as such, does not have shareholders. Massachusetts Mutual Variable Annuity Fund 2 also does not have any outstanding variable annuity contracts.

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes      ☐ No

(a) If Yes, list the date(s) on which the fund made those distributions: On January 28, 2019, the last variable annuity contract owner redeemed their investment in Massachusetts Mutual Variable Annuity Fund 2.

(b) Were the distributions made on the basis of net assets?

☒ Yes      ☐ No

(c) Were the distributions made pro rata based on share ownership?

☒ Yes       ☐ No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes      ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17. Closed-end funds only:

Has the fund issued senior securities?

☐ Yes      ☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes      ☐ No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes      ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes      ☒ No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

☐ Yes      ☐ No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes      ☒ No

If yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $10,000

(ii) Accounting expenses; $6,000

(iii) Other expenses (list and identify separately); Investment Operations - $2,015.

(iv) Total expenses (sum of lines (i)-(iii) above): $18,015

(b) How were those expenses allocated? Those expenses were allocated to the depositor.

(c) Who paid those expenses? Those expenses were paid by the depositor through its normal operating expenses.

(d) How did the fund pay for unamortized expenses (if any)? Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes      ☒ No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.  Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

☐ Yes      ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes      ☒ No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

(b) State the Investment Company Act file number of the fund surviving the Merger:

Investment Company Act No.:

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of the Massachusetts Mutual Life Insurance Company and its Massachusetts Mutual Variable Annuity Fund 2, (ii) he is Head of MMUS Product & Operations Law to Massachusetts Mutual Life Insurance Company, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

Date:  July 19, 2022

/s/ Gary F. Murtagh
Gary F. Murtagh
Head of MMUS Product & Operations Law